Value Fund, Partners Value Fund, Partners III Opportunity Fund, Research Fund, Hickory Fund and Balanced Fund are all plaintiffs in the following action:

Children’s Hospital & Medical Center Foundation of Omaha, Hastings College Foundation, Peter Kiewit Foundation, Weitz Value Fund, Weitz Partners Value Fund, Weitz Hickory Fund, Weitz Balanced Fund, Research Fund, Partners III Opportunity Fund and Heider Weitz Limited Partnership, Plaintiffs, vs. Countrywide Financial Corporation, Angelo R. Mozilo, David Sambol, Erick P. Sieracki and KPMG LLP, Defendants.

This action was filed in the United States District Court, Central District of California, on March 10, 2011.  The plaintiffs claim damages as a result of the defendants’ violation of federal securities laws with respect to Countrywide Financial Corporation.